SHAREHOLDER RIGHTS AGREEMENT

 THIS AGREEMENT is made as of the 29th day of June, 2020 (the "Effective Date")

BETWEEN:

DISTRICT METALS CORP.,

a corporation existing under the laws of the Province of British Columbia,

(the "Corporation"),

- and -

EMX ROYALTY CORP.

a corporation existing under the laws of a the Province of British Columbia,

(the "Shareholder").

WHEREAS pursuant to an amended and restated purchase and sale agreement dated June 29, 2020 between the Shareholder, Viad Royalties AB a wholly owned subsidiary of the Shareholder (the "Seller"), the Corporation and District Metals AB , a wholly-owned subsidiary of the Corporation (the "Buyer"), Buyer agreed to purchase (the "Acquisition"), from the Seller, all of the exploration licenses comprising the Tomtebo exploration project and the Trollberget Project, each in Sweden (the "Purchase and Sale Agreement")

AND WHEREAS in connection with, and as partial consideration for, the Acquisition, the Shareholder was issued an aggregate of 5,882,830 common shares of the Corporation (the "Common Shares") representing 9.9% of the then issued and outstanding Common Shares and the Corporation has agreed to grant certain rights to the Shareholder as set forth herein.

NOW THEREFORE, in consideration of the respective covenants and agreements of the Parties herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
GENERAL

1.1 Definitions

As used in this Agreement the following terms shall have the following respective meanings and grammatical variations of such terms shall have corresponding meanings:

"Affiliate" means, with respect to any specified Person, any other Person which, directly or indirectly, through one or more Persons Controls, or is Controlled by, or is under common Control with, such specified Person;

"Agreement" means this shareholder rights agreement among the Corporation and the Shareholder, as amended from time to time in accordance with the terms hereof;

"Anti-Dilution Period" has the meaning ascribed to that term in the Purchase and Sale Agreement;

"Board" means the board of directors of the Corporation as it is constituted from time to time;

"Business Day" means a day other than a Saturday, Sunday or statutory holiday in the Province of British Columbia;

"Control", "Controlled by" and "under common Control with", as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise;

"Convertible Securities" means a security of the Corporation that is convertible or exercisable into or exchangeable for Common Shares;

"Exchange" means, as of the date hereof and for so long as the Common Shares are listed thereon, the TSX Venture Exchange and, thereafter any market or exchange upon which the Common Shares are then listed;

"Excluded New Securities" means Common Shares or Convertible Securities issued pursuant to any of the following:

(i) upon conversion of, or with respect to, convertible securities, including warrants and stock options, outstanding as of the date hereof;

(ii) pursuant to the acquisition of mining and related property interests or the acquisition of another resource corporation by Corporation by merger, asset purchase, take-over or other reorganization;

(iii) pursuant to compensation or incentive plans that have been approved by the shareholders of the Corporation and the Exchange, if such Exchange approval is required;

(iv) in connection with any stock split or subdivision, stock dividend, or recapitalization by Corporation in which all shareholders are recipients or affected equally;

(v) issued in payment or satisfaction of bona fide arm's length indebtedness or for services;

(vi) issued as a bona fide commission or finder's fee (including bonus shares in respect of a loan to the Corporation);

(vii) issued pursuant to any shareholder rights plan adopted by the Board;

(viii) issued upon conversion of Convertible Securities issued in compliance with Section 4.1 hereof, as applicable; or

(ix) issued in connection with a rights offering made available to all shareholders, including the Shareholder.

"Parties" means, collectively, the Corporation and the Shareholder;

"Permitted Assign" means any Affiliate of the Shareholder; and

"Person" means any individual, corporation or corporation with or without share capital, partnership, joint venture, association, trust, unincorporated organization, trustee, executor, administrator or other legal personal representative, governmental entity or entity however designated or constituted.

1.2 Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a) the terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Shareholder Rights Agreement in its entirety and not to any particular provision hereof;

(b) references to an "Article" or "Section" followed by a number or letter refer to the specified Article or Section of this Agreement;

(c) the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e) the word "including" is deemed to mean "including without limitation";

(f) any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(g) all references to the Shareholder's percentage ownership of Common Shares shall be calculated on a non-diluted basis, except as otherwise provided in this Agreement, and shall include all Common Shares owned directly or indirectly by the Shareholder, including Common Shares beneficially owned by Affiliates of the Shareholder;

(h) any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(i) whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3 Currency

Except where otherwise expressly provided, all amounts in this Agreement are stated in Canadian dollars.

1.4 Time of Essence

Time shall be of the essence of this Agreement.

ARTICLE 2
DIRECTOR NOMINEE

2.1 Board Representation

(a) From and after the Effective Date and as long as the Shareholder owns in the aggregate of 9.9% or more of the issued and outstanding Common Shares (on a non-diluted basis), the Shareholder shall be entitled to designate one nominee to serve as a director of the Corporation (a "Shareholder Nominee") provided that he or she is qualified under applicable law, including the Exchange to act as a director of the Corporation. In the case of any proposed nomine who is not an officer, director or employee of the Shareholder or any Affiliate thereof such person must be acceptable to the Corporation acting reasonably. (For greater certainty, the Shareholder shall have the right but not the obligation to nominate a Shareholder Nominee.)

(b) The Shareholder Nominee shall not be entitled to any salary or other compensation from the Corporation for his or her service as a director of the Corporation.

(c) The Shareholder shall advise the Corporation of the identity of any Shareholder Nominee at least ten Business Days prior to the date on which proxy solicitation materials are to be mailed (as advised by the Corporation to the Shareholder) for purposes of any meeting of shareholders of the Corporation at which the election of directors to the Board is to be considered. If the Shareholder does not advise the Corporation of the identity of any such Shareholder Nominee prior to such deadline, then the Shareholder shall be deemed to have nominated its incumbent nominee. The Corporation shall advise the Shareholder of the mailing date of any such proxy solicitation materials at least 20 Business Days prior to such date.

(d) Notwithstanding anything herein to the contrary, if either any governmental authority or stock exchange or market, as applicable objects to the Shareholder Nominee, the Shareholder Nominee shall immediately resign as a director of the Corporation.

ARTICLE 3

3.1 Top-up Issuance

(a) Subject to Section 3.1(d), the Corporation agrees that from the Effective Date and until the expiry of the Anti-Dilution Period if the Shareholder's percentage ownership in the issued and outstanding Common Shares is reduced by more than 1.0% as a result of the issuance of Common for any reason (a "Top-Up Dilutive Event"), the Corporation will, within 10 days of such reduction, notify Shareholder of such reduction, and the Corporation will cause to be issued to Shareholder, that number of Common Shares as is necessary so that the Shareholder's maintains its percentage ownership of Common Shares immediately prior to the Top-Up Dilutive Event (on a non-diluted basis) after giving effect to the issuance of the Common Shares pursuant to the Top- Up Dilutive Event, for no additional consideration.

(b) Subject to Section 3.1(d), for greater clarity, Corporation shall not be required to issue any Common Shares pursuant to Section 3.1, unless and until Shareholder's percentage ownership changes by more than 1.0% except that concurrently with the expiration of the Anti- Dilution Period, the Corporation shall issue such number of Common Shares (if any) as would have been issued under Section 3.1(a), but for this Section 3.1(b), even if the change in Shareholder's percentage ownership is less than 1.0%.

(c) Any issuance of Common Shares pursuant to this Section 3.1 is subject to applicable stock exchange and regulatory approvals (and any shareholder approval as may be required thereby), and Corporation will use its commercially reasonable efforts to make such filings or obtain such approvals as may be required.

(d) Notwithstanding anything herein to the contrary, the maximum number of Common Shares issuable under Sections 3.1(a) and (b) of this Agreement shall not exceed an aggregate of 3,000,000 Common Shares and EMX shall not , directly or indirectly, own, control or exercise control over more than 19.9% of the issued and outstanding voting or equity securities of the Corporation as a result of the issue Common Shares pursuant to this Section 3.1.

ARTICLE 4
PRE-EMPTIVE RIGHT

4.1 Pre-Emptive Right

(a) From the expiry of the Anti-Dilution Period and for as long as the Shareholder owns at least 5% of the issued and outstanding Common Shares, and upon an offering of Common Shares or Convertible Securities (other than Excluded New Securities) (a "Pre-Emptive Dilutive Event") the Corporation hereby grants to Shareholder, effective from the end of the Anti-Dilution Period, a pre-emptive right (the "Pre-Emptive Right") to purchase:

(i) in the case of an issuance of Common Shares, up to such number of Common Shares that will allow the Shareholder to maintain a percentage ownership interest in the issued and outstanding Common Shares, after giving effect to such Pre-Emptive Dilutive Event (but excluding any Excluded New Securities), that is the same as the percentage ownership interest that it had immediately prior to completion of such Pre-Emptive Dilutive Event; and

(ii) in the case of an issuance of Convertible Securities , up to such number of Convertible Securities that will (assuming, for all purposes of this Section 4.1(a)(ii), the conversion, exercise or exchange of all of the Convertible Securities issued in connection with the Pre-Emptive Dilutive Event and issuable pursuant to this Section 4.1) allow the Shareholder to maintain a percentage ownership interest in the issued and outstanding Common Shares, after giving effect to such Pre-Emptive Dilutive Event, that is the same as the percentage ownership interest that it had immediately prior to completion of such Pre-Emptive Dilutive Event, for the same price and on the same terms as such Common Shares and/or Convertible Securities are being issued under the Pre-Emptive Dilutive Event.

(b) The Pre-Emptive Right shall operate as follows:

(i) If Corporation proposes to undertake a Pre-Emptive Dilutive Event, it shall give written notice to the Shareholder of its intention, describing the Pre- Emptive Dilutive Event including the price and the general terms upon which the Corporation proposes to issue the Common Shares and/or Convertible Securities (the "Offering Notice").

(ii) Shareholder shall have five (5) Business Days from the date of receipt of any such Offering Notice to give notice to Corporation of its election to exercise the Pre-Emptive Right up to the extent of the percentage referred to above and to purchase Common Shares and/or Convertible Securities for the price and upon the general terms specified in the Offering Notice or in the case of a public offering that is a" bought deal" financing , within two (2) Business Days of receipt of an Offering Notice.

(iii) Failure of Shareholder to respond to the notice within such five (5) Business Day period (or two Business Day period if applicable) shall be deemed an election to decline to exercise the Pre-Emptive Right and any rights that the Shareholder may have had to subscribe for any of the Common Shares and/or Convertible Securities issuable pursuant to such Pre-Emptive Dilutive Event shall be extinguished, in respect of such Pre-Emptive Dilutive Event.

(iv) Where Common Shares and Convertible Securities are offered together in combination (in what are customarily referred to as "units"), Shareholder may only elect to exercise the Pre-Emptive Right in respect of the Common Shares and Convertible Securities in the same combination and on the same basis as all other purchasers thereof.

(v) The acquisition by Shareholder of Common Shares and/or Convertible Securities pursuant to its Pre-Emptive Right will be subject to applicable regulatory and shareholders' approval requirements.

(vi) Notwithstanding the foregoing, the Corporation shall not be obligated to provide notice to Shareholder pursuant to Section 4.1(b)(i) of any proposed Pre-Emptive Dilutive Event unless the resulting dilution to Shareholder, together with any previous issuance as to which Corporation has not provided Shareholder such notice, is 1.0% or more on a non-diluted basis.

(c) As used in this Section 4.1, Shareholder shall mean Shareholder and any Affiliate of Shareholder then owning Common Shares, collectively. Shareholder may direct that the Common Shares be issued in the name of an Affiliate of Shareholder.

ARTICLE 5
STANDSTILL

5.1 Standstill

(a) For so long as the Shareholder owns at least 9.9% of the issued and outstanding Common Shares (on a non-diluted basis), neither the Shareholder nor any of its Affiliates will, directly or indirectly, whether alone or jointly or in concert with any other Person, without the prior approval of the Corporation:

(i) acquire, agree to acquire, or make any proposal or offer to acquire, directly or indirectly, ownership of (or control or direction over) any voting or equity securities of the Corporation or any of its Affiliates; by purchase or otherwise and whether such agreement or proposal is with the Corporation or any of its Affiliates or security holders or with any third party, where following such transaction the Shareholder, together with any Affiliates and Persons acting jointly or in concert therewith would collectively, directly or indirectly, own, control or exercise control over more than 19.9% of the issued and outstanding voting or equity securities of the Corporation; or

(ii) solicit proxies from shareholders or other security holders of the Corporation or any of its Affiliates or otherwise attempt to influence the conduct of the shareholders or other security holders of the Corporation or any of its Affiliates;

(iii) solicit, initiate or engage in any discussions or negotiations, or enter into any agreement, commitment or understanding, or otherwise act jointly or in concert with any Person in order to propose or effect any take-over bid, tender or exchange offer, amalgamation, merger, arrangement or other business combination involving the Corporation or any of its Affiliates or propose or effect any acquisition of assets from the Corporation or any of its Affiliates;

(iv) in any manner, directly or indirectly, seek to control or influence the Board or the board of directors of any Affiliate of the Corporation or the management or policies of the Corporation or affect control of the Corporation or any of its Affiliates;

(v) make any public announcement with respect to the foregoing or inconsistent with the foregoing, or assist, advise, encourage or agree, discuss, negotiate or otherwise act in concert with, any Person to do any of the foregoing (including by providing or arranging any financing);

(vi) take any action with respect to the Corporation or its Affiliates that would reasonably be expected to require the Corporation or its Affiliates to make a public announcement regarding any of the types of matters described in items (i) through (v) above; or

(vii) request the Corporation, directly or indirectly, to amend or waive any of these standstill provisions.

(b) The restrictions contained in Section 5.1(a) shall terminate immediately upon the earlier of :

(i) the date on which the Board announces an intention to agree or agrees with a third party to a merger, amalgamation, arrangement or similar transaction or the sale of all or substantially all of the assets of the Corporation (collectively, a "Transaction"), or agrees to support a Transaction which, if such Transaction is successfully completed, will result in shareholders of the Corporation holding less than 50% of the outstanding voting securities of the resulting corporation or entity; or

(ii) the date on which a third party makes a public announcement of a bona fide take-over bid to acquire more than 50% of the outstanding voting securities of the Corporation.

ARTICLE 6

6.1 Sale of Shares

(a) Without the prior written consent of the Corporation, the Shareholder covenants and agrees with the Corporation that, (i) for so long as the Shareholder owns at least 9.9% of the issued and outstanding Common Shares it shall not, directly or indirectly, sell or transfer (in a single transaction or series of transactions within a 30 day period) any Common Shares held by it or over which it exercises control or direction, representing more than 1.0% of the outstanding Common Shares then outstanding (on a non-diluted basis) without first notifying the Corporation in writing of the number of Common Shares proposed to be sold and the price at which it desires to sell such Common Shares (which price for greater certainty, may be, or may be determined with reference to, a market price of the Common Shares on the date of sale) and the Corporation will have five business days following its receipt of the notice from the Shareholder to elect to identify one or more purchasers of all or any portion of the Common Shares at the price offered by the Shareholder. If the Corporation fails to identify a purchaser within the five business day period, the Shareholder may only sell such Common Shares for a period of 30 days through a broad distribution, through the facilities of an exchange or trading system.

ARTICLE 7
MISCELLANEOUS

7.1 Termination

This Agreement shall terminate and all rights and obligations hereunder shall cease immediately at such time as the Shareholder ceases to hold at least 5% of the issued and outstanding Common Shares (on a non-diluted basis) any time after the expiry of the Anti-Dilution Period. For certainty, this Agreement shall not terminate pursuant to this Article 7 prior to the expiry of the Anti-Dilution Period.

7.2 Governing Law; Specific Performance

(a) This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the federal laws applicable therein.

(b) Each of the Parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

(c) It is agreed and understood that monetary damages would not adequately compensate an injured Party for the breach of this Agreement by any Party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order, without bond. Further, each Party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

7.3 Amendments

No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and executed by all Parties hereto.

7.4 Successors and Assigns

The rights provided by this Agreement may only be assigned, in whole or in part, by the Shareholder to a Permitted Assign without the prior approval of the other Parties. Upon such assignment, the Permitted Assign shall be treated as the Shareholder for all purposes under this Agreement, except that any entitlements to notice and any entitlements to furnished documentation pursuant to this Agreement shall be satisfied by the Corporation through delivery to the transferring Shareholder on behalf of the Permitted Assign. Except as otherwise expressly provided, the provisions prescribed herein shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the Parties and Permitted Assigns hereto.

7.5 Entire Agreement

This Agreement and the other agreements and documents delivered pursuant hereto and thereto constitute the full and entire understanding and agreement between the Parties with regard to the subject hereof and no Party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

7.6 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. Upon a determination that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible.

7.7 Delays or Omissions

It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any holder, upon any breach, default or noncompliance of any Party under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent, or approval of any kind or character on any Party's part of any breach, default or noncompliance under the Agreement or any waiver on such Party's part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to holders, shall be cumulative and not alternative.

7.8 Further Assurances

Each of the Parties shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

7.9 Notices

Any notice under this Agreement shall be given in writing and either delivered, sent by electronic means (including facsimile transmission or email) or mailed by prepaid registered post to the Party to receive such notice at the address, facsimile number or email address indicated below:

(a) to the Corporation at:

District Metals Corp.

907-1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3
Attention:          Chief Executive Officer

Email: gainsworth@districtmetals.com

with a copy (which shall not constitute notice) to: DuMoulin Black LLP

10th Floor, 595 Howe Street Vancouver, British Columbia V6C 2T5

Attention: Joanna Cameron
Facsimile: (604) 602-6804

Email: jcameron@dumoulinblack.com

(b) to the Shareholder at:

EMX Royalty Corporation
501-543 Granville Street

Vancouver, British Columbia V6C 1X8
Attention: President and CEO

Email: corporate@emxroyalty.com

or such other address or email address as such Party may hereafter designate by notice in writing to the other Parties. If a notice is delivered, it shall be effective from the date of delivery; if such notice is sent by electronic means during normal business hours of the addressee, it shall be effective on the Business Day such notice is sent and, if not sent during normal business hours of the addressee, then on the Business Day following the date such notice is sent; and if such notice is sent by mail, it shall be effective seven Business Days following the date of mailing, excluding all days when normal mail service is interrupted.

7.10 Counterparts

This Agreement may be executed in any number of counterparts (whether by electronic means), each of which shall be deemed an original, but all of which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Shareholder Rights Agreement as of the date set forth above.

DISTRICT METALS CORP.

by	/s/ Garrett Ainsworth
Name: Garrett Ainsworth Title: Chief Executive Officer

EMX ROYALTY CORP.

by	/s/ David M. Cole
Name: David M. Cole Title: President & CEO